UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

365 Bay Street, Suite 800

Toronto, Ontario M5H 2V1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

Flora Growth Corp., a company organized under the laws of Ontario (the “Company”), held its 2022 Annual and Special Meeting of Shareholders on July 5, 2022 (the “Shareholder Meeting”). 27,106,410 of the Company’s common shares were voted at the Shareholder Meeting, representing approximately 35.2% of the Company’s outstanding common shares and constituting a valid quorum for the Shareholder Meeting. The final voting results for the proposals submitted to a vote of the Company’s shareholders at the Shareholder Meeting are as follows:

Proposal 1: Election of directors to the Board of Directors of the Company for the following year to hold office until the Company’s 2023 Annual and Special Meeting of Shareholders or until their respective successors are elected and qualified:

Director	Votes For	Votes Against	Abstentions
Luis Merchan	26,557,573	398,600	150,237
John Timothy Leslie	26,775,580	187,723	143,107
Beverley Richardson	26,746,951	221,406	138,053
Juan Carlos Gomez Roa	26,761,781	202,382	142,247
Annabelle Morgan	18,648,004	173,837	8,284,569
Marc Mastronardi	17,855,123	9,098,008	153,279
Brandon Konigsberg	18,653,748	164,519	8,288,143

Proposal 2: Ratification of the appointment of Davidson & Company LLP as the Company’s independent registered public accounting firm for the 2022 fiscal year:

Votes For	Votes Against	Abstentions
26,645,485	82,266	378,659

Proposal 3: Approval of the Company’s 2022 Incentive Compensation Plan (the “2022 Plan”), which is filed as Exhibit 99.2 to this Report on Form 6-K. A summary of the 2022 Plan is included in the Company’s Annual and Special Meeting Circular (the “Meeting Circular”) filed as Exhibit 99.3 to the Report on Form 6-K filed by the Company on June 6, 2022 and is incorporated by reference herein.

Votes For	Votes Against	Abstentions
17,449,649	9,132,816	523,945

Proposal 4: Confirmation and ratification of the repealing of the Company’s prior by-law and confirmation and ratification of the Company’s Bylaw No. 1-A (“Bylaw No. 1-A”), which is filed as Exhibit 99.3 to this Report on Form 6-K.

Votes For	Votes Against	Abstentions
26,523,706	230,826	351,878

No other matters were considered or voted upon at the Shareholder Meeting. A press release released by the Company announcing these results is filed as Exhibit 99.1 to this Report on Form 6-K.

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Exhibit Index

Exhibit 99.1	Press release of Flora Growth Corp. dated July 6, 2022

Exhibit 99.2	Flora Growth Corp. 2022 Incentive Compensation Plan

Exhibit 99.3	Bylaw No. 1-A of Flora Growth Corp.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

Date: July 6, 2022	By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

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